June 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Verve Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-256608)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 433 copies of the Preliminary Prospectus dated June 14, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on June 16, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC GUGGENHEIM SECURETIES, LLC WILLIAM BLAIR & COMPANY, L.L.C.

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Dustin Tyner
	Name:	Dustin Tyner
	Title:	Managing Director

GUGGENHEIM SECURETIES, LLC

By:	/s/ Thomas Burkly
	Name:	Thomas Burkly
	Title:	Senior Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Rakhee Bhagat
	Name:	Rakhee Bhagat
	Title:	Managing Director, Equity Capital Markets

[Signature Page to Verve Therapeutics, Inc. Acceleration Request]